(h)(2)

Amendment to Transfer Agent Servicing Agreement

The Transfer Agency Servicing Agreement dated April 30, 1999 between The Catholic Funds, Inc. and Firstar Mutual Fund Services, LLC is amended, as follows, to add the Money Market Fund:

Annual Fee: $21.00 per account per year for the Money Market Fund.

Checkwriting: $1.00 per check with checks being at least $500.

All other provisions of the agreement remain in full force and effect.


Dated this 31st day of August, 1999


The Catholic Funds, Inc.


By /s/ Allan G. Lorge
title      Pres.



Firstar Mutual Fund Services, LLC


By /s/ Robert Kern
title Senior VP